UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2026
Commission File Number: 001-32199

SFL Corporation Ltd.
(Translation of registrant’s name into English)

 Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒             Form 40-F   ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto are the unaudited condensed interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of SFL Corporation Ltd. (“SFL” or the “Company”) for the six months ended June 30, 2026.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3ASR (File No. 333-294365) filed with the U.S. Securities and Exchange Commission on March 17, 2026.

SFL CORPORATION LTD.

REPORT ON FORM 6-K FOR THE SIX MONTHS ENDED JUNE 30, 2026

INDEX

Unaudited Condensed Consolidated Statements of Operations for the six months ended June 30, 2026 and June 30, 2025	Page 4
Unaudited Condensed Consolidated Statements of Comprehensive Income for the six months ended June 30, 2026 and June 30, 2025	Page 5
Unaudited Condensed Consolidated Balance Sheets as of June 30, 2026 and December 31, 2025	Page 6
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2026 and June 30, 2025	Page 7
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the six months ended June 30, 2026 and June 30, 2025	Page 8
Notes to the Unaudited Condensed Consolidated Financial Statements	Page 9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 23
Cautionary Statement Regarding Forward-Looking Statements	Page 30
Signatures	Page 33

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the six months ended June 30, 2026 and June 30, 2025

(in thousands of $, except per share amounts)

	Six months ended
	June 30,
	2026	2025
Operating revenues
Time charter revenues	269,443	312,528
Voyage charter and pool revenues	46,270	9,388
Drilling contract revenues	47,244	48,385
Interest income – sales-type leases	—	920
Profit sharing income	3,475	2,601
Other operating income	8,816	5,505
Total operating revenues	375,248	379,327
Gain on sale of vessels	11,503	4,242
Operating expenses
Vessel and rig operating expenses	141,396	161,903
Depreciation	109,252	121,775
Vessel impairment charge	—	34,093
Administrative expenses	14,529	9,653
Total operating expenses	265,177	327,424
Operating income	121,574	56,145
Non-operating income/(expense)
Interest income – long-term loans to associated companies	2,263	2,263
Interest income – other	2,865	3,834
Interest expense	(74,585)	(92,067)
Gain/(Loss) on investments in equity securities	697	(1,326)
Interest and valuation gain/(loss) on non-designated derivatives	7,204	(2,562)
Other financial items, net	(325)	3,415
Equity in earnings of associated companies	1,207	1,146
Income/(Loss) before taxes	60,900	(29,152)
Tax expense	(1,030)	(1,259)
Net income/(loss)	59,870	(30,411)
Per share information:
Basic earnings/(loss) per share	$0.45	$(0.23)
Diluted earnings/(loss) per share	$0.45	$(0.23)

The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
for the six months ended June 30, 2026 and June 30, 2025
(in thousands of $)

	Six months ended
	June 30,
	2026	2025
Net income/(loss)	59,870	(30,411)

Fair value adjustments to hedging financial instruments	6,729	(7,317)
Other comprehensive loss	(345)	(135)
Other comprehensive income/(loss), net of tax	6,384	(7,452)

Comprehensive income/(loss)	66,254	(37,863)

The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
as of June 30, 2026 and December 31, 2025

(in thousands of $, except share data)

	June 30, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	113,104	150,829
Investments in debt and equity securities	5,013	4,146
Due from related parties	11,865	6,941
Trade accounts receivable	23,785	11,571
Other current assets	97,668	85,731
Total current assets	251,435	259,218
Long-term assets
Vessels, rigs and equipment, net	2,992,540	3,122,633
Capital improvements in progress and newbuildings	188,781	181,074
Investments in associated companies	15,586	15,832
Loans and long-term receivables from related parties including associates	45,000	45,000
Other long-term assets	22,417	14,386
Total assets	3,515,759	3,638,143

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	575,539	605,943
Due to related parties	1,377	1,303
Other current liabilities	84,521	103,079
Total current liabilities	661,437	710,325
Long-term liabilities
Long-term debt	1,808,877	1,960,533
Other long-term liabilities	10,067	6,423
Total liabilities	2,480,381	2,677,281

Stockholders’ equity	1,035,378	960,862

Total liabilities and stockholders’ equity	3,515,759	3,638,143

The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2026 and June 30, 2025

(in thousands of $)

	Six months ended
	June 30,
	2026	2025

Net income/(loss)	59,870	(30,411)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	109,252	121,775
Vessel impairment charge	—	34,093
Amortization of deferred charges	3,147	4,206
Amortization of charter related deferred asset and straight-lining of operating leases	3,036	(497)
Capitalized lease debt financing interest	4,744	3,636
Equity in earnings of associated companies	(1,207)	(1,146)
Gain on sale of vessels	(11,503)	(4,242)
Adjustment to fair value of derivatives recognized in the statement of operations	(5,889)	4,183
(Gain)/Loss on investments in equity securities	(697)	1,326
Loss on repurchase of bonds	—	144
Repayments from investment in sales-type assets	—	4,021
Other, net	1,844	1,392
Net changes in operating assets and liabilities	(40,188)	10,264
Net cash provided by operating activities	122,409	148,744

Investing activities
Purchase of vessels, capital improvements and newbuildings	(23,667)	(48,091)
Proceeds from sale of vessels	48,308	46,127
Other investments	(140)	—
Net cash provided by/(used in) investing activities	24,501	(1,964)

Financing activities
Proceeds from debt	305,600	244,042
Repayment of debt	(496,485)	(278,583)
Debt fees paid	(479)	(2,679)
Net cash flows on swaps	—	(6,265)
Cash received/(paid) from share issuances and repurchases	63,007	(10,025)
Cash dividends paid	(56,278)	(72,001)
Net cash used in financing activities	(184,635)	(125,511)

Net change in cash and cash equivalents	(37,725)	21,269
Cash and cash equivalents at start of the period	150,829	134,551
Cash and cash equivalents at end of the period	113,104	155,820

The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
for the six months ended June 30, 2026 and June 30, 2025

(in thousands of $, except number of shares)

	Six months ended
	June 30,
	2026	2025
Number of shares outstanding
At beginning of period	144,562,927	145,708,524
Shares issued	5,872,497	47,060
Shares repurchased	—	(1,252,657)
At end of period	150,435,424	144,502,927
Share capital
At beginning of period	1,469	1,468
Shares issued	59	—
At end of period	1,528	1,468
Additional paid-in capital
At beginning of period	717,969	716,233
Amortization of stock-based compensation	659	649
Shares issued	63,822	132
At end of period	782,450	717,014
Treasury stock
At beginning of period	(20,199)	(10,174)
Treasury stock at cost (0 and 1,252,657 shares, respectively)	—	(10,025)
At end of period	(20,199)	(20,199)
Contributed surplus
At beginning of period	292,574	417,684
Dividends declared	(26,564)	(72,001)
At end of period	266,010	345,683
Accumulated other comprehensive income/(loss)
At beginning of period	(4,520)	3,211
Other comprehensive income/(loss)	6,384	(7,452)
At end of period	1,864	(4,241)
Retained earnings / (accumulated deficit)
At beginning of period	(26,431)	—
Net income/(loss)	59,870	(30,411)
Dividends declared	(29,714)	—
At end of period	3,725	(30,411)
Total stockholders’ equity	1,035,378	1,009,314

The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.

Notes to the Unaudited Condensed Consolidated Financial Statements

1.INTERIM FINANCIAL INFORMATION

The unaudited condensed interim financial statements of SFL Corporation Ltd. (“SFL” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary in order to make the interim financial statements not misleading, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying unaudited condensed interim financial statements do not include all of the disclosures required in annual consolidated financial statements and should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2026. The results of operations for the interim period ended June 30, 2026 are not necessarily indicative of the results for the entire year ending December 31, 2026.

Basis of accounting

The condensed consolidated financial statements are prepared in accordance with U.S. GAAP. The condensed consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries including variable interest entities in which the Company is deemed to be the primary beneficiary. All inter-company balances and transactions have been eliminated on consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025.

Recently Issued Accounting Standards

The following is a brief discussion of a selection of recently released accounting pronouncements that are considered pertinent to the Company’s business and are not yet adopted.

In May 2026, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818) (“ASU 2026-02”). The ASU defines environmental credits and when they should be recognized as assets, distinguishes between compliance and noncompliance credits for subsequent measurement, and requires enhanced disclosures about how credits are obtained, used, and valued. The ASU also defines environmental credit obligations and clarifies when entities must recognize environmental credit obligation liabilities arising from regulatory compliance programs, how to measure those liabilities, and what information must be disclosed about those obligations. The amendments are effective for the Company for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Company is currently evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU No. 2025-12, Codification Improvements (“ASU 2025-12”). The amendments in this ASU update the FASB Accounting Standards Codification for a broad range of topics arising from technical corrections, unintended application of the Codification, clarifications, and other minor improvements. The amendments are effective for the Company for annual periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (“ASU 2025-11”). The ASU improves guidance about the format and information included in the interim financial statements, lists the required interim disclosures and provides a disclosure principle that requires entities to disclose events and changes that occur after the end of the most recent fiscal year that have a material impact on the entity. The amendments are effective for the Company for interim periods within annual periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 requires entities to disclose specific information about certain costs and expenses in the notes to the financial statements for interim and annual reporting periods. The objective of the disclosure requirements is to provide disaggregated information about a public business entity's expense to help investors (a) better understand the entity's performance, (b) better assess the entity's prospects for future cash flows, and (c) compare the entity's performance over time and with that of other entities. In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”), which clarified that all public entities are required to adopt the guidance in ASU 2024-03 in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impacts that ASU 2024-03 and ASU 2025-01 will have on the Company’s financial statements’ presentation and disclosures.

Recently Adopted Accounting Standards

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendments provide all entities with a practical expedient to assume that current conditions as of the balance sheet date do not change for the remaining life of the assets. The amendments became effective for the Company on January 1, 2026. Adoption of ASU 2025-05 did not have a material impact on the Company’s financial statements’ presentation and disclosures.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, the valuation and impairment assessment of vessels, rigs and equipment, and the valuation of financial instruments at fair value.

Management believes the accounting estimates and assumptions applied are appropriate in light of the continuing market volatility associated with U.S. and global trade policies, including tariffs and port fees, as well as sanctions and geopolitical conflicts, including the war between Russia and Ukraine and developments in the Middle East. However, actual results could differ materially from those estimates.

Segment Information

The chief operating decision maker evaluates performance by assessing the Company’s consolidated net income and its impact on overall shareholder returns, leading to a determination that the Company operates within a single reportable segment. The Company's assets operate on a world-wide basis and the Company’s management does not evaluate performance by geographical region or by asset type, as it believes that any such information would not be meaningful. There have been no material changes since the Company’s Annual Report on Form 20-F for the year ended December 31, 2025.

2.GAIN ON SALE OF VESSELS

(in thousands of $)	Six months ended		Six months ended
	June 30, 2026		June 30, 2025
	Net Proceeds	Gain/(Loss)	Net Proceeds	Gain/(Loss)
Disposal of investments in sales-type leases
Six 4,100 TEU container vessels*	—	—	26,700	—

Disposal of vessels
SFL Thelon	48,308	11,503	—	—
Asian Ace	—	—	9,453	4,340
SFL Yukon	—	—	9,974	(98)

Total	48,308	11,503	46,127	4,242

*The six 4,100 TEU container vessels were delivered to MSC following execution of the applicable purchase obligations at the end of the vessels' bareboat charter contracts.

3.EARNINGS/(LOSS) PER SHARE

The computation of basic earnings/(loss) per share (“EPS”) is based on the weighted average number of common shares outstanding during the period and the Company's consolidated net income or loss. Diluted EPS reflects the effect of potentially dilutive instruments, using the treasury stock method for stock options and the if-converted method for convertible debt instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Six months ended
(in thousands of $)	June 30, 2026	June 30, 2025
Basic and diluted earnings/(loss) per share:
Net income/(loss) available to stockholders	59,870	(30,411)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Six months ended
(in thousands)	June 30, 2026	June 30, 2025
Basic earnings/(loss) per share:
Weighted average number of common shares outstanding*	133,707	133,357
Diluted earnings/(loss) per share:
Weighted average number of common shares outstanding*	133,707	133,357
Effect of dilutive share options	542	—
Weighted average number of common shares outstanding assuming dilution	134,249	133,357

	Six months ended
	June 30, 2026	June 30, 2025
Basic earnings/(loss) per share:	$0.45	$(0.23)
Diluted earnings/(loss) per share:	$0.45	$(0.23)

*The weighted average number of common shares outstanding excluded 8,000,000 shares issued as part of a share lending arrangement relating to the Company's issuance of 5.75% senior unsecured convertible bonds in October 2016 and 3,765,842 shares issued as part of a share lending arrangement relating to the Company's issuance of 4.875% senior unsecured convertible bonds in April and May 2018. The Company entered into a general share lending agreement with another counterparty and after the maturity of the bonds, 8,000,000 and 3,765,142 shares, respectively, from each issuance under the two initial share lending arrangements described above were transferred into such counterparty's custody. During the year ended December 31, 2024, the Company cancelled the remaining 700 shares, which were previously held by the Company’s transfer agent. Accordingly, the total of 11,765,142 shares which had been issued under these arrangements are not included in the weighted average number of common shares outstanding as of June 30, 2026.

The weighted average number of common shares outstanding also excludes 2,347,752 shares repurchased by the Company under its Share Repurchase Program and held as treasury stock as of June 30, 2026. (See also Note 10: Share Capital, Additional Paid-In Capital and Contributed Surplus).

For the six months ended June 30, 2025, basic and diluted net loss per share were identical, as all potentially dilutive securities were antidilutive. Share options were excluded from the diluted earnings per share calculation for this period because their inclusion would have resulted in an antidilutive effect.

4.OTHER FINANCIAL ITEMS

Other financial items, net consist of the following items:

	Six months ended
(in thousands of $)	June 30, 2026	June 30, 2025
Change in allowance for expected credit losses	(23)	226
Dividend income	259	306
Loss on repurchase of bonds	—	(144)
Other items	(561)	3,027
Total other financial items, net	(325)	3,415

The Company recognizes, among other things, a measurement of expected credit losses for financial assets held at the reporting date, based on historical experience, current conditions and reasonable supportable forecasts.

Other items in the six months ended June 30, 2026 include a net gain of $0.1 million arising from foreign currency translations (six months ended June 30, 2025: gain of $3.8 million). Other items also include bank charges and fees relating to loan facilities.

5.INVESTMENTS IN DEBT AND EQUITY SECURITIES

As of June 30, 2026 and June 30, 2025, the equity securities consisted of approximately 1.3 million shares in NorAm Drilling Company AS (“NorAm Drilling”) which are traded on the Euronext Growth in Oslo. The Company recognized a mark to market gain of $0.7 million in the Statement of Operations in the six months ended June 30, 2026 (June 30, 2025: loss of $1.3 million), together with a foreign exchange gain of $0.0 million (June 30, 2025: gain of $0.4 million), in Other Financial Items in the Statement of Operations. As of June 30, 2026, the Company also held a debt security with a carrying value of $0.1 million, acquired during the six months ended June 30, 2026.

6.VESSELS, RIGS AND EQUIPMENT, NET

(in thousands of $)	June 30, 2026	December 31, 2025
Cost	3,972,692	4,003,773
Accumulated depreciation	(980,152)	(881,140)
Vessels, rigs and equipment, net	2,992,540	3,122,633

During the six months ended June 30, 2026, the Company recognized $16.0 million of capital upgrades in relation to three container vessels, two chemical tankers and one rig (December 31, 2025: $51.7 million in relation to 14 container vessels, one car carrier, one chemical tanker, four Suezmax tankers and two drilling rigs, net of insurance recoveries). Certain upgrades and special periodic survey (“SPS”) costs are capitalized as separate asset components and depreciated over shorter useful economic lives that range from three years to 10 years for upgrades and five years for SPS costs.

During the six months ended June 30, 2026, the Company sold one Suezmax tanker (December 31, 2025: one container vessel, 13 dry bulk vessels and one Suezmax tanker). See also Note 2: Gain on Sale of Vessels.

7.CAPITAL IMPROVEMENTS IN PROGRESS AND NEWBUILDINGS

(in thousands of $)	June 30, 2026	December 31, 2025
Capital improvements in progress	30,072	26,138
Newbuildings	158,709	154,936
Total	188,781	181,074

Capital improvements in progress consist of advances paid and costs incurred in relation to upgrades on two rigs (December 31, 2025: SPS and upgrades on two rigs and four vessels). These costs are recorded in “Capital improvements in progress” until the related equipment is installed on the applicable vessel or rig, at which point the amounts are transferred to “Vessels, Rigs and Equipment, net”.

As of June 30, 2026, the Company paid $158.7 million in installment payments and capitalized interest in relation to shipbuilding contracts for the construction of five newbuilding dual-fuel 16,800 TEU container vessels (December 31, 2025: $154.9 million for five container vessels). Additionally, during the six months ended June 30, 2026, the Company entered into an agreement for the construction of one dual-fuel 7,000 CEU car carrier. All vessels under construction are expected to be delivered to the Company between 2028 and 2029.

Interest capitalized in the cost of newbuildings amounted to $3.8 million in the six months ended June 30, 2026 (December 31, 2025: $8.4 million).

8.SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	June 30, 2026	December 31, 2025
Short-term and long-term debt:
7.25% senior unsecured sustainability-linked bonds due 2026	—	150,000
U.S. dollar denominated fixed rate debt due 2026	—	145,875
8.875% senior unsecured sustainability-linked bonds due 2027	150,000	150,000
8.25% senior unsecured sustainability-linked bonds due 2028	147,600	147,600
NOK750 million senior unsecured floating rate bonds due 2029	75,740	74,327
7.75% senior unsecured sustainability-linked bonds due 2030	225,000	144,400
U.S. dollar denominated floating rate debt	1,154,412	1,085,540
Lease debt financing	646,651	686,389
Total debt principal	2,399,403	2,584,131
Less: Unamortized debt issuance costs	(14,987)	(17,655)
Less: Current portion of long-term debt	(575,539)	(605,943)
Total long-term debt	1,808,877	1,960,533

In March 2026, the Company fully repaid the $150.0 million senior secured term loan facility secured by the jack-up drilling rig Linus, which had an outstanding balance of $145.9 million as of December 31, 2025. As part of the refinancing, in March 2026, the Company also fully drew down a new $150.0 million three-year senior secured revolving credit facility secured by Linus, which was entered into in February 2026. The revolving credit facility bears interest at compounded daily SOFR plus an applicable margin.

In April 2026, the Company completed a $75.0 million tap issue of the senior unsecured sustainability-linked bond due 2030 in the Nordic credit market. The tap issue was priced at 103.5% of face value and, together with the previously outstanding bonds, bears a coupon of 7.75% and will mature in 2030. During the six months ended June 30, 2026, the Company resold bonds which had previously been repurchased with principal amounts totaling $5.6 million. The net amount outstanding as of June 30, 2026, was $225.0 million (December 31, 2025: $144.4 million).

In May 2026, the Company fully repaid the $150.0 million senior unsecured sustainability-linked bonds due 2026, which had an outstanding balance of $150.0 million as of December 31, 2025.

A significant portion of the Company’s outstanding debt will be due within one year of this report for which the Company has initiated discussions and negotiations with financial institutions regarding the refinancing of such maturing credit facilities. Given the Company’s extensive history and successful track record in obtaining financing and refinancing, the Company believes that it will be reasonably able to secure the required refinancing of all such facilities prior to or at maturity.

Interest rate information:

	June 30, 2026	December 31, 2025
Weighted average interest rate on floating rate debt*	5.23%	5.25%
Weighted average interest rate on lease debt financing	4.84%	5.02%
Weighted average interest rate on fixed rate debt	8.21%	8.27%
Secured Overnight Financing Rate (“SOFR”), closing rate	3.68%	3.87%
Effective Federal Funds Rate (“EFFR”), closing rate	3.63%	3.64%
Norwegian Interbank Offered Rate (“NIBOR”), three-month, closing rate	4.57%	4.07%

*The weighted average interest rate is for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) which takes into consideration the effect of related interest rate and cross currency swaps.

U.S. dollar floating rate debt

The following table presents information on U.S. dollar floating rate debt facilities outstanding as of June 30, 2026 and December 31, 2025. The facilities bear interest at SOFR plus a margin, except the $60.0 million loan facility, which bears interest at EFFR plus a margin.

U.S. dollar floating rate debt	Corporate guarantee	Draw-down date	No. of subsidiaries †	Approx. term	Balance outstanding as of
					June 30, 2026	December 31, 2025
					($'millions)
35 million term loan facility*	Part	2021	1	7	25.7	26.8
107.3 million term loan facility*	Part	2021	3	5	80.0	83.1
100 million term loan facility*	Part	2022	4	5	57.0	62.1
144.6 million term loan facility*	Full	2023	4	6	68.5	93.9
60 million loan facility***	Part	2024	1	N/A	—	—
79.8 million term loan facility*	Part	2024	2	5	72.3	74.5
163.8 million term loan facility*	Part	2024	3	5	150.2	154.2
150 million term loan facility*	Part	2024	3	6	116.3	125.9
226 million term loan facility**	Full	2024	7	5	170.9	186.5
235 million term loan facility*	Full	2024	4	5	188.2	203.2
81.6 million term loan facility*	Full	2024	2	2	75.3	75.3
150 million revolving credit facility**	Full	2026	1	3	150.0	—
100 million revolving credit facility**	Full	N/A	1	2	—	—
Total					1,154.4	1,085.5
† Number of wholly-owned subsidiaries which entered into the facility.
*These facilities are secured against the vessels owned by the subsidiaries that entered into the facility agreements. In addition, the facilities contain a minimum value covenant and covenants that require the Company to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.
** These facilities are secured against the pre-delivery contracts, vessels or rigs owned by the subsidiaries that entered into the facility agreements. In addition, the facilities contain covenants that require the Company to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.
***In December 2021, one of the Company's wholly-owned subsidiaries entered into a general share lending agreement. As of June 30, 2026, 11.8 million of the Company’s common shares were on loan and in the custody of the borrowing bank. This facility provides up to $60.0 million cash collateral to the Company, callable at any time, in connection with the shares lent. The facility is repayable on demand, by either party to the agreement.
In March 2026, one of the Company's wholly-owned subsidiaries entered into a $100.0 million senior secured revolving credit facility in connection with the Hercules rig. The facility bears interest at SOFR plus an applicable margin.

Lease Debt Financing

Wholly-owned subsidiaries of the Company have entered into sale and leaseback transactions for the vessels that they own, through Japanese operating lease with call option financing structures. The vessels have been sold and leased back, with options to repurchase the vessels. These transactions did not qualify as sales under the U.S. GAAP sale and leaseback guidance and have thus been recorded as financing arrangements. The following table presents information on lease debt financing facilities outstanding as of June 30, 2026 and December 31, 2025.

Lease Debt Financing	Price of vessel sold and leased back ($' millions)	Lease start date	Approx. length of lease in years	First repurchase option	Balance outstanding as of
					June 30, 2026	December 31, 2025
					($'millions)
$65 million lease debt financing	65.0	2021	6	2026	30.4	34.3
$65 million lease debt financing	65.0	2021	6	2026	30.8	34.7
$120 million lease debt financing	120.0	2022	8	2029	81.1	86.9
$120 million lease debt financing	120.0	2022	8	2029	82.8	88.4
$45 million lease debt financing	45.0	2023	5	2028	28.5	31.3
$38.5 million lease debt financing	38.5	2023	9	2028	30.6	32.0
$72.2 million lease debt financing	72.2	2023	12	2033	61.9	63.9
$72.2 million lease debt financing	72.2	2023	12	2033	62.9	64.8
$77.5 million lease debt financing	77.5	2024	12	2033	67.7	69.8
$77.5 million lease debt financing	77.5	2024	12	2033	68.7	70.8
$37 million lease debt financing	37.0	2024	8	2028	31.0	32.6
$43 million lease debt financing	43.0	2025	5	2027	36.9	40.0
$40.5 million lease debt financing	40.5	2025	4	2027	33.4	36.9
Total					646.7	686.4
Floating rate portion of lease debt					291.4	321.5
Fixed rate portion of lease debt					355.3	364.9
Total					646.7	686.4

9.FINANCIAL INSTRUMENTS

The following table presents the fair values of the Company’s derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	June 30, 2026	December 31, 2025
Designated derivative instruments - long-term assets:
Interest rate swaps	806	—
Cross currency interest rate swaps	8,200	5,741
Non-designated derivative instruments - long-term assets:
Interest rate swaps	12,478	7,887
Cross currency interest rate swaps	639	464
Total derivative instruments - long-term assets	22,123	14,092

(in thousands of $)	June 30, 2026	December 31, 2025
Designated derivative instruments - long-term liabilities:
Interest rate swaps	240	5,022
Non-designated derivative instruments - long-term liabilities:
Interest rate swaps	—	1,124
Total derivative instruments - long-term liabilities	240	6,146

Movements in the Consolidated Statement of Operations are summarized as follows:

	Six months ended
(in thousands of $)	June 30, 2026	June 30, 2025
Net fair value movements of non-designated derivatives	5,889	(4,183)
Net cash movement on non-designated derivatives and swap settlements	1,315	1,621
Total cash movement and valuation gain/(loss) on non-designated derivatives	7,204	(2,562)

Interest rate risk management

The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates.

As of June 30, 2026, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for NIBOR or SOFR. The total net notional principal amount subject to interest rate swap agreements as of June 30, 2026, was $0.8 billion (December 31, 2025: $0.8 billion).

Foreign currency risk management

The Company is party to currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner, some of which are designated as hedges against the NOK750.0 million senior unsecured floating rate bonds due 2029. The total net notional principal amount subject to cross currency swap agreements as of June 30, 2026 was NOK750.0 million (December 31, 2025: NOK750.0 million).

Other than the NOK750 million senior unsecured floating rate bonds due 2029, the majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company’s cash flows, financial condition and results of operations.

Fair Values

The carrying value and estimated fair value of the Company’s financial assets and liabilities as of June 30, 2026 and December 31, 2025 are as follows:

	June 30, 2026		December 31, 2025
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Equity securities	4,873	4,873	4,146	4,146
Debt securities	140	140	—	—
7.25% senior unsecured sustainability-linked bonds due 2026	—	—	150,000	151,500
8.875% senior unsecured sustainability-linked bonds due 2027	150,000	151,215	150,000	154,575
8.25% senior unsecured sustainability-linked bonds due 2028	147,600	152,796	147,600	152,213
NOK750 million senior unsecured floating rate bonds due 2029	75,740	75,494	74,327	74,327
7.75% senior unsecured sustainability-linked bonds due 2030	225,000	232,808	144,400	146,927
Derivatives:
Interest rate/ currency swap contracts - long-term receivables	22,123	22,123	14,092	14,092
Interest rate/ currency swap contracts - long-term payables	240	240	6,146	6,146

In accordance with the accounting policy relating to interest rate and currency swaps described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, changes in the fair values of the swaps are recognized in other comprehensive income where the Company has designated the swaps as hedges. Changes in the fair value of other swaps not designated as hedges are recognized in the Consolidated Statement of Operations.

The investment in equity securities and the Company issued senior unsecured bonds are measured at fair value using Level 1 inputs, while the Company’s derivative instruments are measured using Level 2 inputs. The estimated fair value of the Company's investment in debt securities is determined using Level 3 inputs.

As of June 30, 2026, investment in equity securities consist of NorAm Drilling shares trading on the Euronext Growth in Oslo.

The estimated fair values of the 7.25% senior unsecured sustainability-linked bonds due 2026, the 8.875% senior unsecured sustainability-linked bonds due 2027, the 8.25% senior unsecured sustainability-linked bonds due 2028, the 7.75% senior unsecured sustainability-linked bonds due 2030 and the floating rate NOK denominated bonds due 2029 are all based on their quoted market prices as of the balance sheet date.

The estimated fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and NIBOR or SOFR interest rates as of June 30, 2026.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that amounts are carried with DNB Bank ASA, Skandinaviska Enskilda Banken AB (publ), Danske Bank A/S, ING Bank N.V and Sumitomo Mitsui Banking Corporation. However, the Company believes this risk is remote, as these financial institutions are established and reputable establishments.

The Company does not require collateral or other securities to support financial instruments that are subject to credit risk, however certain of the Company’s counterparties require the Company to periodically post collateral when the fair value of the financial instruments exceeds or is below specified thresholds. As of June 30, 2026, no cash collateral was posted by the Company (December 31, 2025: $0.0 million).

There is also a concentration of revenue risk with Maersk A/S (“Maersk”), ConocoPhillips Skandinavia AS (“ConocoPhillips”) and Hapag-Lloyd AG, to whom the Company charters several vessels and earns a significant proportion of its revenues.

10.SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	June 30, 2026	December 31, 2025
300,000,000 common shares of $0.01 par value each (December 31, 2025: 300,000,000 common shares of $0.01 par value each)	3,000	3,000

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	June 30, 2026	December 31, 2025
152,783,176 common shares of $0.01 par value each (December 31, 2025: 146,910,679 common shares of $0.01 par value each)	1,528	1,469

The Company’s common shares are listed on the New York Stock Exchange under the ticker symbol “SFL”.

Repurchase of shares

On May 8, 2023, the Board of Directors authorized the repurchase of up to an aggregate of $100 million of the Company’s common shares (“Share Repurchase Program”). The authorization was reaffirmed in both 2025 and 2026 and remains in effect until June 2029. As of June 30, 2026, 2,347,752 shares were repurchased by the Company under its Share Repurchase Program and held as treasury stock. The Company has approximately $79.8 million remaining under the authorized Share Repurchase Program as of June 30, 2026. The specific timing and amounts of the repurchases will be in the sole discretion of the Company and may vary based on market conditions and other factors. The Company is not obligated under the terms of the program to repurchase any of its common shares.

Issuance of shares

During the six months ended June 30, 2026, the Company issued 5,414,259 shares under its dividend reinvestment plan (“DRIP”) and At-the-Market Sales Agreement (“ATM”) for total consideration of $62.5 million.

During the six months ended June 30, 2026, the Company issued a total of 458,238 new shares following the exercise of 594,999 share options. (See also Note 11: Share Option Plan).

Therefore, there were 150,435,424 common shares outstanding as of June 30, 2026 (December 31, 2025: 144,562,927), excluding shares held in treasury.

Dividends

During the six months ended June 30, 2026, the Company declared a dividend of $0.20 per share on February 11, 2026, which was paid in cash on March 30, 2026. The record date and ex-dividend date were March 12, 2026. The Company declared a dividend of $0.22 per share on May 12, 2026, which was paid in cash on June 22, 2026. The record date and ex-dividend date were May 27, 2026.

11.SHARE OPTION PLAN

During the six months ended June 30, 2026, 594,999 share options were exercised. The Company issued a total of 458,238 new shares in full satisfaction of the options exercised which had a total intrinsic value of $3.9 million on the day of exercise. The weighted average exercise price of the options exercised was $5.12 per share.

In February 2026, the Company awarded a total of 615,000 options to officers, employees and directors, pursuant to the Company’s share option plan. The options have a five-year term and a three-year vesting period and the first options will be exercisable from February 2027 onwards. The initial strike price was $10.48 per share.

12.RELATED PARTY TRANSACTIONS

The Condensed Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies.

(in thousands of $)	June 30, 2026	December 31, 2025
Amounts due from:
Frontline	8,813	3,816
Seatankers	553	736
Front Ocean	8	—
Paratus	3	3
Northern Ocean	2,177	2,120
NorAm Drilling	211	175
River Box	117	110
Other related parties	3	3
Allowance for expected credit losses	(20)	(22)
Total amount due from related parties	11,865	6,941

Loans to related parties - associated companies, long-term
River Box	45,000	45,000
Total loans to related parties - associated companies, long-term	45,000	45,000

Amounts due to:
Frontline	1,173	1,096
Seatankers	99	105
Front Ocean	100	97
Other related parties	5	5
Total amount due to related parties	1,377	1,303

Related party leasing and service contracts

The Company’s most significant related party leasing and service contracts were with Golden Ocean Group Limited (“Golden Ocean”), a company related to Hemen Holding Limited (“Hemen”) until March 12, 2025, to whom the Company leased eight vessels. Until March 12, 2025, the Company received operating lease income of $10.7 million and paid vessels management fees of $4.0 million. In February 2025, the Company announced that Golden Ocean had exercised its purchase options on eight Capesize vessels for net selling proceeds of $114.1 million. The vessels were delivered to Golden Ocean in July 2025.

During the six months ended June 30, 2026, the Company earned $0.6 million from the sale of parts and leasing of equipment from the drilling rig Hercules to Northern Ocean Operations Ltd. (“Northern Ocean”) (six months ended June 30, 2025: $1.7 million). In addition, in 2025, the Company entered into a promissory note with Northern Ocean in respect of a credit given by SFL for an amount of $2.1 million. The note bears interest at a rate of 12% per annum and has a term of one year. The note was settled in July 2026. During the six months ended June 30, 2026, the Company earned interest income of $0.1 million in relation to the promissory note (six months ended June 30, 2025: $0.0 million).

During the six months ended June 30, 2026, the Company paid Frontline and its subsidiaries a management fee of 1.25% of chartering revenues in relation to two Suezmax tankers operating in the spot market. As of June 30, 2026, Frontline owed the Company $5.3 million in respect of charter hire receivables arising from the commercial management of those vessels.

Other related party service contracts include payments to Front Ocean Management AS and Front Ocean Management Ltd. (“Front Ocean”), Seatankers Management Norway AS and Seatankers Management Co. Ltd. (“Seatankers”), Frontline Management AS and Frontline (Management) Cyprus Limited (collectively, “Frontline”) and Paratus Management (UK) Ltd. (“Paratus”) for office facilities, administration service fees, newbuilding supervision fees and vessel management fees.

Related parties – associated companies

The Company granted a $45.0 million non-amortizing loan to River Box Holding Inc. (“River Box”) which bears a fixed interest rate and is repayable in full on November 16, 2033 or earlier if River Box sells its assets. During the six months ended June 30, 2026, the Company recognized interest income of $2.3 million (six months ended June 30, 2025: $2.3 million).

Other related party transactions

During the six months ended June 30, 2026, the Company recognized dividend income of $0.3 million from NorAm Drilling (six months ended June 30, 2025: $0.3 million).

13.COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

(in millions of $)	June 30, 2026	December 31, 2025
Vessels, rigs and equipment, net	2,964	2,820
Book value of consolidated assets pledged under mortgages	2,964	2,820

The Company has funded its acquisition of vessels, jack-up rig and harsh environment semi-submersible rig through a combination of equity, short-term debt and long-term debt. Providers of long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired.

Other Contractual Commitments and Contingencies

The Company has obtained insurance coverage for legal liability risks arising from its shipping activities through mutual protection and indemnity associations, which are members of the International Group of P&I clubs. As a member of these mutual associations, the Company is subject to calls payable to the associations based on its claims record, in addition to the claims records of all other members of the associations. A contingent liability exists if the claims records of the members of the associations significantly deteriorates, which may result in additional calls on the members.

Capital commitments

As of June 30, 2026, the Company had commitments under shipbuilding contracts to construct five newbuilding dual-fuel 16,800 TEU container vessels and one newbuilding dual-fuel 7,000 CEU car carrier, totaling to $936.8 million (December 31, 2025: $848.1 million in relation to five container vessels). The vessels are expected to be delivered to the Company between 2028 and 2029. (Also, refer to Note 7: Capital Improvements in Progress and Newbuildings).

As of June 30, 2026, the Company has committed to pay $0.8 million towards the installation of optimization upgrades on one container vessel, with installations expected to take place in 2026 (December 31, 2025: $12.0 million on three container vessels and one chemical tanker).

Also as of June 30, 2026, the Company has committed to pay $10.4 million for capital upgrades on the drilling rig, Hercules (December 31, 2025: $12.9 million). The installations are expected to take place in 2026.

Other contingencies

On March 5, 2023, SFL Hercules Ltd., a subsidiary of the Company, served Seadrill Ltd. (“Seadrill”) with a claim filed in the Oslo District Court in Norway, relating to the redelivery of the drilling rig, Hercules, in December 2022. The Company has made the claim because it believes that the rig was not redelivered in the condition required under the contract with Seadrill and the Company is therefore seeking damages. In February 2025, there was a ruling in Oslo District Court in favor of SFL’s rig-owning subsidiary where subsidiaries of Seadrill were ordered to pay an amount equivalent to a total of approximately $48 million in compensation, including late payment interest and legal costs, as a result of its breach of contract upon redelivering Hercules to SFL in 2022. Seadrill appealed the ruling, and the appeal hearing took place in the second quarter of 2026. The Company is awaiting the ruling of the Borgarting Court of Appeal.

There was also a related case concerning certain capital spares delivered by Seadrill to a subsidiary of SFL in connection with the SPS of Hercules in 2023 where the parties disagreed on the actual ownership and compensation of these spares (“Capital Spares Case”). In April 2025, the Company was fully acquitted and awarded legal costs in the case in which Seadrill had pursued SFL for approximately $8.0 million. Seadrill has also appealed this ruling, with the appeal hearing set to commence in September 2026.

The Company is routinely party both as plaintiff and defendant to lawsuits in various jurisdictions under charter hire obligations arising from the operation of its vessels in the ordinary course of business. The Company believes that the resolution of such claims will not have a material adverse effect on its results of operations or financial position. The Company has not recognized any contingent gains or losses arising from the pending results of any such lawsuits.

The Company has issued performance guarantees in the normal course of business in connection with certain vessel charter and rig arrangements. These guarantees relate to the Company’s obligations under the underlying agreements and may be triggered by claims arising thereunder. The maximum potential amount of future payments under these guarantees is not contractually limited and is dependent upon the nature and extent of claims, if any, under the related agreements. The Company has not recognized any contingent gains or losses arising from these guarantees, as management believes the likelihood of payment is remote.

14.SUBSEQUENT EVENTS

In July 2026, the Company issued an aggregate of 3,358,131 additional common shares pursuant to the Company's DRIP and ATM, generating approximately $37 million.

In August 2026, the Company entered into additional agreements for the construction of three 7,000 CEU car carriers, with expected delivery in 2029. The aggregate contract price for these three car carriers is approximately $274.4 million. Together with the car carrier contracted prior to period end, the Company has four newbuilding car carriers, two of which have been agreed to be chartered on long-term charters to a major Asia-based car manufacturer. The remaining two newbuildings are expected to be chartered closer to their respective delivery dates.

On August 26, 2026, the Board of Directors of the Company declared a dividend of $0.22 per share which is payable in cash on or around September 22, 2026 to shareholders of record as of September 9, 2026.

SFL CORPORATION LTD

As used herein, “we,” “us,” “our” and “the Company” all refer to SFL Corporation Ltd. and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the six months ended June 30, 2026

General

We are SFL Corporation Ltd., a Bermuda-based company incorporated in Bermuda on October 10, 2003, as a Bermuda exempted company under the Bermuda Companies Law of 1981 (Company No. EC-34296). We are engaged primarily in the ownership and operation of vessels and offshore related assets, and also involved in the charter, purchase and sale of assets. Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500.

We operate through subsidiaries and branches located in Bermuda, Canada, Cyprus, Liberia, Namibia, Norway, Singapore, the United Kingdom and the Marshall Islands.

You should carefully consider the risks and other important factors described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, as well as those described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”).

Recent and Other Developments

Acquisitions, Deliveries, Capital Investments and Disposals

Acquisitions, Deliveries and Capital Investments

During the six months ended June 30, 2026, we recorded $16.0 million for capital upgrades performed on three container vessels, two chemical tankers and one rig.

Between May and August 2026, we entered into agreements for the construction of four LNG dual-fuel 7,000 CEU car carriers, with expected delivery in 2029. The aggregate contract price for the four vessels is approximately $363.1 million. Two newbuildings have been agreed to be chartered on long-term charters to a major Asia-based car manufacturer, while the remaining two newbuildings are expected to be chartered closer to their respective delivery dates.

Disposals

In February 2026, we delivered the 2015-built Suezmax vessel, SFL Thelon, to an unrelated third party for net sale proceeds of $48.3 million and recorded a gain of $11.5 million on the disposal.

New Contracts, Extensions and Changes

In March 2026, we entered into a drilling contract in Canada with a large, investment-grade multinational oil and gas company for the harsh environment semi-submersible rig Hercules. The contract has an estimated value of approximately $170.0 million, a minimum term of approximately 400 days, with several options to extend up to 280 days and is expected to commence in the first quarter of 2027.

Also in March 2026, a 9,500 TEU container vessel commenced a new time charter contract with Maersk for a duration of five years.

In May 2026, we entered into three-year time charter agreements with a leading global liner company based in Asia for two 6,500 CEU car carriers. The charters are scheduled to commence upon the expiration of the existing charters, which are set to expire at the end of 2026 and early 2027, respectively.

In June 2026, Phillips 66 declared additional 12-month extension options for two product tankers.

Debt and Lease Debt Financing

In March 2026, we fully repaid the $150.0 million senior secured term loan facility secured by the jack-up drilling rig Linus and fully drew down a $150.0 million three-year senior secured revolving credit facility, which was entered into in February 2026 as part of the refinancing.

In March 2026, one of our wholly owned subsidiaries entered into a $100.0 million two-year senior secured revolving credit facility bearing interest at SOFR plus an applicable margin in connection with the Hercules rig.

In April 2026, we completed a $75.0 million tap issue of an existing senior unsecured sustainability-linked bond in the Nordic credit market. The tap issue was priced at 103.5% of face value and, together with the previously outstanding bonds, bears a coupon of 7.75% and will mature in 2030. The net proceeds were used for general corporate purposes.

In May 2026, we fully repaid the $150.0 million senior unsecured sustainability-linked bonds due 2026. The repaid bonds bore quarterly interest at a fixed rate of 7.25% per annum and were redeemable in full on May 12, 2026.

Issuance/Repurchase of Shares, Share Options, Grants and Exercises

During the six months ended June 30, 2026, we issued 458,238 new shares to employees, officers and directors upon the exercise of share options granted in prior years under the Company’s incentive program.

In February 2026, 615,000 options were awarded to employees, officers and directors, pursuant to the Company's Share Option Scheme. The options have a five-year term and a three-year vesting period and the first options are exercisable from February 2027 onwards. The initial strike price was $10.48 per share.

Also during the six months ended June 30, 2026, we issued 5,414,259 common shares under our dividend reinvestment plan (“DRIP”) and At-the-Market Sales Agreement (“ATM”) for total consideration of $62.5 million. Subsequent to period end, we issued an aggregate of 3,358,131 additional common shares pursuant to the Company's DRIP and ATM, generating approximately $37 million.

Dividend

During the six months ended June 30, 2026, we declared a dividend of $0.20 per share on February 11, 2026, which was paid in cash on March 30, 2026. The record date and ex-dividend date were March 12, 2026. We declared a dividend of $0.22 per share on May 12, 2026, which was paid in cash on June 22, 2026. The record date and ex-dividend date were May 27, 2026.

On August 26, 2026, the Board of Directors of the Company declared a dividend of $0.22 per share which is payable in cash on or around September 22, 2026 to shareholders of record as of September 9, 2026.

Any dividend that we declare is at the discretion of our Board of Directors. We cannot assure you that our dividend will not be reduced or eliminated in the future, and changes in our dividend policy could adversely affect the market price of our common shares.

Corporate and other matters

On May 12, 2026, Mr. Jan Erik Klepsland notified the Company of his resignation from the Board of Directors in connection with his departure from the Seatankers group. Mr. Klepsland has confirmed that his resignation was not the result of any disagreement with the Company regarding its operations, policies or practices, including any accounting or financial reporting matters.

Following Mr. Klepsland’s resignation, the Board of Directors consists of six directors. The Company believes that the composition of the Board will continue to comply with applicable corporate governance requirements and New York Stock Exchange listing standards.

Trade Route Disruptions

Continuing hostilities, including those involving Israel and Iran in 2026, and reported attacks on commercial vessels in and around the Red Sea, Bab al-Mandab Strait, Persian Gulf, Gulf of Oman and Strait of Hormuz have increased security, navigation and insurance risks and may disrupt trading patterns and access to strategic waterways. In August 2026, competing claims by Iranian and U.S. officials regarding control and access to the Strait of Hormuz, together with continued attacks on commercial vessels and ongoing negotiations involving the United States, Iran and regional stakeholders, highlighted the continuing uncertainty surrounding one of the world's most important maritime trade corridors. The security environment in the region remains fluid and difficult to predict, and any further escalation of hostilities, military activity, geopolitical tensions or disruption to shipping lanes could adversely affect global trade flows, vessel utilization, operating costs, insurance premiums and charter market conditions. As of the date of this report, our vessels and contracts have not been materially affected by events in the Red Sea, Bab al-Mandab Strait, Persian Gulf, Gulf of Oman and Strait of Hormuz.

Operating Results

	Six months ended	Six months ended
(in thousands of $)	June 30, 2026	June 30, 2025
Total operating revenues	375,248	379,327
Gain on sale of vessels	11,503	4,242
Total operating expenses	(265,177)	(327,424)
Operating income	121,574	56,145
Interest income	5,128	6,097
Interest expense	(74,585)	(92,067)
Other non-operating items, net	7,576	(473)
Equity in earnings of associated companies	1,207	1,146
Tax expense	(1,030)	(1,259)
Net income/(loss)	59,870	(30,411)

Total operating revenues

Total operating revenues decreased by 1.1% in the six months ended June 30, 2026, compared with the same period in 2025.

	Six months ended	Six months ended
(in thousands of $)	June 30, 2026	June 30, 2025
Time charter revenues	269,443	312,528
Voyage charter and pool revenues	46,270	9,388
Drilling contract revenues	47,244	48,385
Interest income - sales-type leases	—	920
Profit sharing income	3,475	2,601
Other operating income	8,816	5,505
Total operating revenues	375,248	379,327

Time charter revenues
During the six months ended June 30, 2026, time charter revenues were earned by 21 container vessels, seven car carriers, two dry bulk carriers, four Suezmax tankers, nine product tankers and one chemical tanker. The 14% decrease in time charter revenues for the six months ended June 30, 2026, compared with the same period in 2025, was mainly attributable to the sale of one container vessel, 13 dry bulk carriers, one Suezmax tanker during 2025 and the sale of another Suezmax tanker in the six months ended June 30, 2026. In addition, two Suezmax tankers were redelivered from their charters at the end of 2025 and have been trading in the spot market in 2026.

Voyage charter and pool revenues
During the six months ended June 30, 2026, voyage charter and pool revenues were earned by one dry bulk carrier which is sometimes chartered on a voyage-by-voyage basis, two Suezmax tankers which commenced trading in the spot market at the start of 2026, and one chemical tanker trading in a pool. During the six months ended June 30, 2025, voyage charter and pool revenues were earned by five dry bulk carriers which were occasionally chartered on a voyage-by-voyage basis and one chemical tanker trading in a pool. Voyage charter and pool revenues increased by $36.9 million in the six months ended June 30, 2026, compared to the same period in 2025, mainly due to higher spot earnings from the two Suezmax tankers that were previously on long term time charters.

Drilling contract revenues
We earn drilling contract revenues from our two drilling rigs. The drilling rig Linus has been operational with ConocoPhillips since its redelivery from Seadrill in September 2022. The drilling rig Hercules completed its drilling contract with Equinor in October 2024 and then moved to Norway where it has remained stacked until June 30, 2026, pending commencement of a new drilling contract. Drilling contract revenues decreased by 2% in the six months ended June 30, 2026, compared to the same period in 2025, mainly because of lower revenues earned by Hercules.

Interest income - sales-type leases
In the six months ended June 30, 2026, we did not earn any sales-type lease interest income. In the six months ended June 30, 2025, we earned sales-type lease interest income on seven container vessels on long-term charters to Mediterranean Shipping Company S.A. and its affiliate Conglomerate Shipping Ltd. or MSC, all of which were sold between June and July 2025.

Profit share revenues
During the six months ended June 30, 2026, we recorded $3.5 million from fuel saving arrangements relating to seven container vessels on charter to Maersk, arising from the installation of scrubbers, and one scrubber-fitted car carrier on charter to Eukor Car Carriers Inc. (six months ended June 30, 2025: $2.6 million relating to seven container vessels and one car carrier).

We also had a profit share arrangement related to the eight Capesize dry bulk vessels which were on charter to a subsidiary of Golden Ocean until their disposal in July 2025, under which we earned a 33% profit share above the base charter rates, calculated and paid on a quarterly basis. In the six months ended June 30, 2025, we recognized $0.0 million of profit share revenue under this arrangement.

Gain on sale of vessels

In the six months ended June 30, 2026, we recorded a net gain of $11.5 million relating to the disposal of one Suezmax tanker.

In the six months ended June 30, 2025, we recorded a net gain of $4.2 million in relation to the disposal of one 1,700 TEU container vessel, one 57,000 dwt Supramax dry bulk vessel, and six 4,100 TEU container vessels.

Operating expenses

	Six months ended	Six months ended
(in thousands of $)	June 30, 2026	June 30, 2025
Vessel and rig operating expenses	141,396	161,903
Depreciation	109,252	121,775
Vessel impairment charge	—	34,093
Administrative expenses	14,529	9,653
Total operating expenses	265,177	327,424

Vessel and rig operating expenses decreased by $20.5 million in the six months ended June 30, 2026, compared with the same period in 2025. The decrease is mainly due to the sale of one container vessel, 13 dry bulk carriers, one Suezmax tanker during 2025 and the sale of another Suezmax tanker in the six months ended June 30, 2026. In addition, drydock costs were lower because only three vessels were drydocked in the six months ended June 30, 2026, compared to 13 vessels in the same period in 2025. The decrease was slightly offset by an increase in the operating costs for the drilling rig Linus in the six months ended June 30, 2026, compared to the same period in 2025, as a result of elevated operational costs.

Depreciation expense decreased by 10% for the six months ended June 30, 2026, compared to the same period in 2025, mainly due to the sale of one container vessel, 13 dry bulk carriers, one Suezmax tanker during 2025 and the sale of another Suezmax tanker in the six months ended June 30, 2026. This was partially offset by the addition of capital upgrades on 14 container vessels, one car carrier, one chemical tanker, four Suezmax tankers and two drilling rigs in 2025.

No impairment charge was recorded in the six months ended June 30, 2026. In the six months ended June 30, 2025, we recorded an impairment loss of $34.1 million on seven dry bulk carriers, based on the estimated fair value of the vessels using a market approach. The impairment charge was primarily triggered by updated expectations on the timing of potential disposal of the vessels, future estimated cash flows based on current market conditions and outlook, and amounts of disposal proceeds expected to be received. The increasing estimated future costs stemming from U.S. and international trade policies, including tariffs and port fees, negatively impacted estimated future earnings and values of the vessels in 2025.

Administrative expenses for the six months ended June 30, 2026 increased by $4.9 million compared with the same period in 2025, mainly due to higher legal and professional fees arising from business activities such as vessel financing and contracting, as well as legal fees related to the Seadrill appeal proceedings.

Interest income

Total interest income decreased by $1.0 million for the six months ended June 30, 2026, compared to the same period in 2025, mainly due to lower interest earned on bank deposits and short-term investments.

Interest expense

Interest expense for the six months ended June 30, 2026, was $74.6 million compared with $92.1 million for the six months ended June 30, 2025. The decrease in interest expense for the six months ended June 30, 2026, compared to the same period in 2025, is mainly due to lower benchmark interest rates, particularly SOFR, which reduced borrowing costs on U.S. dollar floating-rate debt. Changes in interest related to the bonds are due to movements in foreign currency exchange rates, repayments and redemptions.

Other non-operating items

	Six months ended	Six months ended
(in thousands of $)	June 30, 2026	June 30, 2025
Gain/(Loss) on investments in equity securities	697	(1,326)
Interest and valuation gain/(loss) on non-designated derivatives	7,204	(2,562)
Other financial items, net	(325)	3,415
Total other non-operating items	7,576	(473)

In the six months ended June 30, 2026, total other non-operating items amounted to a gain of $7.6 million compared to a loss of $0.5 million in the six months ended June 30, 2025. This movement is mainly affected by a gain on valuation of non-designated derivatives and a gain on investment in equity securities. The gains are offset by less favorable foreign exchange fluctuations.

Equity in earnings of associated companies

River Box holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. The Company holds a 49.9% equity interest in River Box. The investment is accounted for under the equity method. The remaining 50.1% of the shares of River Box are held by a subsidiary of Hemen, the Company’s largest shareholder and a related party. The net income of the River Box group is included under “Equity in earnings of associated companies” during the six months ended June 30, 2026 and June 30, 2025. The total equity in earnings of associated companies in the six months ended June 30, 2026, was $1.2 million (six months ended June 30, 2025: $1.1 million).

Tax expense

In the six months ended June 30, 2026, we recorded a tax expense of $1.0 million, which relates mainly to the operations of the drilling rig Linus in Norway. In the six months ended June 30, 2025, we recorded a tax expense of $1.3 million, mainly due to the operations of Linus in Norway.

Liquidity and Capital Resources

As of June 30, 2026, we had total cash and cash equivalents of $113.1 million and investments in debt and equity securities of $5.0 million.

In the six months ended June 30, 2026, we generated net cash of $122.4 million from operating activities, generated net cash of $24.5 million from investing activities and used net cash of $184.6 million from financing activities.

Cash flows provided by operating activities for the six months ended June 30, 2026 decreased to $122.4 million from $148.7 million for the same period in 2025, mainly due to changes in operating income and the timing of charter hire and collections of trade and other receivables.

Investing activities generated cash of $24.5 million in the six months ended June 30, 2026, compared to $2.0 million used in the same period in 2025. The shift to net cash provided by investing activities in the six months ended June 30, 2026, compared to cash used in the same period in 2025, is primarily attributable to higher proceeds from vessel sales, together with lower spending on vessel acquisitions, capital improvements, newbuilding installments and deposits. During the six months ended June 30, 2026, cash outflows totaling $23.7 million primarily related to capital upgrades for three container vessels, two chemical tankers, and two drilling rigs. In comparison, cash outflows totaling $48.1 million in the same period in 2025 primarily related to capital upgrades of 13 container vessels, two Suezmax tankers, two chemical tankers and one car carrier and two drilling rigs. Additionally, there was an increase in cash inflows relating to vessel sales. During the six months ended June 30, 2026, we received $48.3 million from the sale of one Suezmax tanker, compared to a cash inflow of $46.1 million from the sale of seven container vessels and one dry bulk carrier in the comparable period in 2025.

Net cash used in financing activities was $184.6 million for the six months ended June 30, 2026, compared to $125.5 million used in the same period in 2025. The increase was primarily driven by higher debt repayments, which totaled $496.5 million, compared to $278.6 million in the comparable period in 2025. The increase was partially offset by debt proceeds amounting to $305.6 million in the six months ended June 30, 2026, compared to $244.0 million in the same period in 2025. Additionally, a cash inflow of $63.0 million was generated mainly from the issuance of 5,414,259 common shares under the DRIP and ATM, whereas in the same period in 2025, we incurred a $10.0 million cash outflow from share repurchases. There were no cash outflows in the six months ended June 30, 2026 related to swap settlements, compared to $6.3 million in the same period in 2025. Furthermore, dividends paid amounted to $56.3 million in the six months ended June 30, 2026, compared to $72.0 million in the same period in 2025.

In addition to bank loans, we continually monitor equity and debt capital market conditions and may raise additional capital through the issuance of equity, debt or hybrid securities from time to time.

In March 2026, one of our wholly-owned subsidiaries entered into a $100.0 million senior secured revolving credit facility in connection with the Hercules rig. The facility bears interest at SOFR plus an applicable margin. In addition, we maintain a general share lending agreement that provides access to up to $60.0 million in cash collateral, callable at any time, in connection with the shares lent.

A significant portion of our outstanding debt will be due within one year of this report for which we have already initiated discussions and negotiations with financial institutions regarding the refinancing of such maturing credit facilities. Given our finance structure, we will, as expected, consistently have significant debt maturities due within a twelve-month period that have not yet been refinanced. The Company expects to address these maturities through a combination of refinancing, available liquidity and cash generated from operations. With our extensive history and successful track record in securing financing and refinancing, we believe that we will be reasonably able to obtain the necessary refinancing for these facilities on or before their maturity. However, no assurance can be given that all such facilities will be timely refinanced on acceptable terms or at all.

The following table presents an overall summary of our borrowings as of June 30, 2026.

Outstanding balance
(in millions of $)	as of June 30, 2026
Unsecured borrowings:
8.875% senior unsecured sustainability-linked bonds due 2027	150.0
8.25% senior unsecured sustainability-linked bonds due 2028	147.6
NOK750 million senior unsecured floating rate bonds due 2029	75.7
7.75% senior unsecured sustainability-linked bonds due 2030	225.0
Total bonds	598.3
Lease debt financing	646.7
U.S. dollar denominated floating rate debt	1,154.4
Total borrowings	2,399.4

As of June 30, 2026, we hold an equity interest in River Box, within which a 49.9% proportion of the direct financing lease receivables and finance lease liabilities amounted to $198.2 million and $161.6 million respectively.

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of June 30, 2026, we were in compliance with all of the covenants contained in our financing agreements.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report and the documents incorporated by reference may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.

These statements reflect the Company’s current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company is making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated. In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:

▪the strength of world economies and currencies;
▪inflationary pressures and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;
▪the Company’s ability to generate cash to service its indebtedness;
▪the Company’s ability to continue to satisfy its financial and other covenants, or obtain waivers relating to such covenants from its lenders under its credit facilities;
▪the availability of financing and refinancing, as well as the Company’s ability to obtain such financing or refinancing in the future to fund capital expenditures, acquisitions and other general corporate activities and the Company's ability to comply with the restrictions and other covenants in its financing arrangements;
▪the Company’s counterparties’ ability or willingness to honor their obligations under agreements with it;
▪general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values;
▪prolonged or significant downturns in the tanker, dry-bulk carrier, container, car carrier and/or offshore drilling charter markets;
▪the volatility of oil and gas prices, which affects, among other things, several sectors of the maritime, shipping and offshore industries, including oil transportation, dry bulk shipments, oil products transportation, car transportation and drilling rigs;
▪a decrease in the value of the market values of the Company’s vessels and drilling rigs;
▪an oversupply of vessels, including drilling rigs, which could lead to reductions in charter hire rates and profitability;
▪any inability to retain and recruit qualified key executives, key employees, key consultants or skilled workers;
▪the potential difference in interests between or among certain of the Company’s directors, officers, key executives and shareholders, including Hemen Holding Limited, or Hemen, our largest shareholder;
▪the risks associated with the purchase of second-hand vessels;
▪the aging of the Company’s fleet which could result in increased operating costs, impairment or loss of hire;
▪the adequacy of insurance coverage for inherent operational risks, and the Company’s ability to obtain indemnities from customers, changes in laws, treaties or regulations;
▪changes in supply and generally the number, size and form of providers of goods and services in the markets in which the Company operates;

▪the supply of and demand for oil and oil products and vessels, including drilling rigs, comparable to ours, including against the background of the possibility of accelerated climate change transition worldwide, including shifts in consumer demand for other energy resources could have an accelerated negative effect on the demand for oil and thus its transportation and drilling;
▪changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods and resulting changes to trade patterns;
▪delays or defaults by the shipyards in the construction of our newbuildings;
▪technological innovation in the sectors in which we operate and quality and efficiency requirements from customers;
▪technology risk associated with energy transition and fleet/systems rejuvenation to alternative propulsions;
▪cost and effects of cybersecurity incidents or other failures, interruptions, or security breaches of our systems or those of our customers or third-party providers, including software failures, unforeseeable security breaches, or incidents stemming from the misuse or intentional or unintentional misapplication of artificial intelligence in our business;
▪our ability to comply with, and the expected cost of, governmental regulations and maritime self-regulatory organization standards, including new environmental regulations and standards, as well as standard regulations imposed by our charterers applicable to our business;
▪governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers;
▪potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures related to complying with such regulations;
▪the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance, or ESG, practices;
▪increased inspection procedures and more restrictive import and export controls;
▪the imposition of sanctions by the Office of Foreign Assets Control of the Department of the U.S. Treasury or pursuant to other applicable laws or regulations imposed by the U.S. government, the European Union, the United Nations or other governments against the Company or any of its subsidiaries;
▪compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery;
▪changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs;
▪fluctuations in currencies and interest rates such as Norwegian Interbank Offered Rate, or NIBOR, and Secured Overnight Financing Rate, or SOFR;
▪the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates may have on our floating interest rate debt instruments;
▪the volatility of prevailing spot market charter rates, which affects the amount of profit sharing payment the Company receives under our charters;
▪the volatility or adverse conditions in global capital markets that may limit the Company’s ability to issue equity or debt securities on favorable terms, including through at‑the‑market programs or follow‑on offerings;
▪changes in the Company’s dividend policy;
▪the future sale and volatility of the price of the Company’s common shares;
▪the failure to protect the Company’s information security management system against security breaches, or the failure or unavailability of these systems for a significant period of time;
▪the entrance into transactions that expose the Company to additional risk outside of its core business;
▪difficulty managing planned growth properly;
▪the Company’s incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States;
▪the Company potentially becoming subject to corporate income tax in Bermuda in the future;
▪shareholders’ reliance on the Company to enforce the Company’s rights against contract counterparties;
▪dependence on the ability of the Company’s subsidiaries to distribute funds to satisfy financial obligations and make dividend payments;
▪the potential for shareholders to not be able to bring a suit against the Company or enforce a judgment obtained against the Company in the United States;
▪treatment of the Company as a “passive foreign investment company” by U.S. tax authorities;
▪being required to pay taxes on U.S. source income;
▪the Company’s operations being subject to economic substance requirements;
▪the exercise of a purchase option by the charterer of a vessel;
▪the outcome, timing and potential financial impact of ongoing or future litigation, arbitration proceedings or appeals, including litigation related to claims raised by public-interest organizations or activism with regard to failure to adapt or mitigate climate impact;
▪increased cost of capital or limiting access to funding due to EU Taxonomy or relevant territorial taxonomy regulations;

▪the arrest or attachment of one or more of the Company’s vessels or rigs by maritime claimants;
▪damage to storage, receiving and other shipping inventories’ facilities;
▪impacts of supply chain disruptions and market volatility;
▪the implementation, expansion or escalation of trade restrictions, tariffs, port fees or retaliatory measures by the United States, China, the European Union or other jurisdictions, and the impact such measures may have on trade volumes, vessel utilization, operating costs and asset values;
▪potential requisition of the Company’s vessels or rigs by a government during a period of war or emergency;
▪global and regional economic, political and security developments, including armed conflicts, geopolitical tensions, sanctions, trade disputes, military actions, cyber warfare and related disruptions affecting global energy and shipping markets, including developments involving Russia and Ukraine, Israel, Iran and regional actors in the Middle East, and the security of major maritime trade routes;
▪disruptions to global trade routes, including actual or threatened attacks on commercial shipping, military conflicts, piracy, terrorism, sanctions enforcement actions, restricted transit through strategic waterways, or other security incidents affecting the Strait of Hormuz, Bab el-Mandeb, Red Sea, Suez Canal, Panama Canal or other major shipping routes; and
▪other important factors described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, as well as those described from time to time in the reports filed by the Company with the SEC.

This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. The Company may also from time to time make forward-looking statements in other documents and reports that are filed with or submitted to the SEC, in other information sent to the Company’s security holders, and in other written materials. The Company also cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The Company undertakes no obligation to publicly update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD

Date: August 26, 2026

By:	/s/ Aksel C. Olesen
Name: Aksel C. Olesen
Principal Financial Officer